UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             BISCAYNE APPAREL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   091353 10 2
                ------------------------------------------------
                                 (CUSIP Number)


                               Simeon Gold, Esq.,
  Weil, Gotshal & Manges LLP, 767 Fifth Ave., New York, NY 10153 (212) 310-8226
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 23, 1998
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              (Continued of following pages)
                                    (Page 1 of 10 pages)

                                       SCHEDULE 13D

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CUSIP No.     436919104                      Page     2     of    10      Pages
--------------------------------------------------------------------------------

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  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Odyssey Partners, L.P. (E.I. Number 13-5614745)
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      Not Applicable
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                   7   SOLE VOTING POWER
  NUMBER OF            None
    SHARES
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY        8   SHARED VOTING POWER
     EACH              None
  REPORTING
    PERSON      ----------------------------------------------------------------
     WITH          9   SOLE DISPOSITIVE POWER
                       None
                ----------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.     Securities and Issuer.
            ----------------------

Item 1 is deleted in its entirety and restated to read as follows:

      "This Statement constitutes Amendment No. 1 to the Statement on Schedule 13D (the "Schedule 13D") filed by Odyssey Partners, L.P., a Delaware limited partnership (the "Reporting Person") with respect to the Common Stock, par value $.01 per share (the "Common Stock") of Biscayne Apparel, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is: 1373 Broad Street, Clifton, New Jersey 07013. Unless otherwise indicated, all capitalized terms used herein shall have the respective meanings for the set forth in Schedule 13D."

Item 2.     Identity and Background.
            ------------------------

            Item 2 is deleted in its entirety and restated to read as follows:

            "(a), (b) and (f). The Reporting Person is a Delaware limited partnership with its principal executive office at 280 Park Avenue, 21st Floor, West Tower, New York, New York 10017. The Reporting Person has six general partners (each individually, a "General Partner" and, collectively, the "General Partners"): Leon Levy, Jack Nash, Joshua Nash, Stephen Berger, Brian Wruble and Nash Family



                          Page 3 of 10 Pages

Partnership, L.P. Information about the General Partners is set forth in Appendix A hereto, which Appendix A is incorporated herein by reference and made a part hereof.

            (c) The Reporting Person is a private investment partnership in liquidation.

            (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

Item 5(a) is deleted in its entirety and restated to read as follows:

      "(a) The Reporting Person beneficially owns, as of November 25, 1998, no shares of Common Stock, representing 0% of the total outstanding shares of Common Stock.

      To the best knowledge of the Reporting Person, none of the persons listed on Appendix A hereto beneficially owns any Common Stock."



                          Page 4 of 10 Pages

Item 5(c) is deleted in its entirety and restated to read as follows:

      "(c) The Reporting Person disposed of 566,776 shares* of Common Stock in open market transactions on November 23 and November 24, 1998. In those transactions shares of Common Stock were sold at the following prices per share:

                                               Price Sold
       Date Sold            SharesPer          Share
       ---------            ---------          -----

       11/23/98              200,000            $.01560
       11/23/98              150,000             .03130
       11/23/98               13,600             .06250
       11/23/98                1,000             .07810
       11/23/98                2,000             .12500
       11/24/98              200,176             .03130"

Item 5(d) is deleted in its entirety and restated to read as follows:

     "(d) Not Applicable."

Item 5(e) is deleted in its entirety and restated to read as follows:

     "(e) The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock on November 23, 1998."



--------
* The 566,776 shares of Common Stock disposed of by the Reporting Person were comprised of: 568,195 shares of Common Stock acquired as described in Item 3 hereof and 28,408 shares of Common Stock acquired through a 5% stock dividend on May 25, 1995 less 29,827 shares of Common Stock beneficially owned by the Reporting Person that were distributed to certain of its former employees.



                          Page 5 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
            -------------------------------------------------------------

 Item 6 is deleted in its entirety and restated to read as follows:

      "Not Applicable."
















                          Page 6 of 10 Pages

                               APPENDIX A
                               ----------

Information Concerning the General partners of the Reporting Person
-------------------------------------------------------------------

      The following sets forth as to each General Partner of the Reporting
Person: (a) his name; (b) his business address; (c) his present principal occupation or employment; (d) to the best knowledge of the Reporting Person, whether or not, during the last five years, such person was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (e) to the best knowledge of the Reporting Person, whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such General Partner was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws; and (f) his citizenship.

                  1.    (a)   Leon Levy.
                        (b)   280 Park Avenue, New York, New York
                              10017 (business).
                        (c)   General Partner of the Reporting
                              Person.
                        (d)   No.
                        (e)   No.



                          Page 7 of 10 Pages

                        (f)   United States.

                  2.    (a)   Jack Nash.
                        (b)   280 Park Avenue, New York, New York
                              10017 (business).
                        (c)   General Partner of the Reporting
                              Person.
                        (d)   No.
                        (e)   No.
                        (f)   United States.

                  3.    (a)   Joshua Nash.
                        (b)   280 Park Avenue, New York, New York
                              10017 (business).
                        (c)   General Partner of the Reporting Person and
                              Managing Member of Ulysses Management LLC, an investment firm.
                        (d)   No.
                        (e)   No.
                        (f)   United States.

                  4.    (a)   Stephen Berger.
                        (b)   280 Park Avenue, New York, New York
                              10017 (business).
                        (c)   General Partner of the Reporting
                              Person and Chairman of Odyssey



                          Page 8 of 10 Pages

                              Investment Partners, LLC, an investment firm.
                        (d)   No.
                        (e)   No.

                  5.    (a)   Brian Wruble.
                        (b)   280 Park Avenue, New York, New York
                              10017 (business).
                        (c)   General Partner of the Reporting Person and
                              Managing Partner of Odyssey Investment Partners,
                              LLC, an investment firm.
                        (d)   No.
                        (e)   No.
                        (f)   United States.

                  6.    (a)   Nash Family Partnership, L.P.
                        (b)   280 Park Avenue, New York, New York
                              10017 (business).
                        (c)   Private investment partnership.
                        (d)   No.
                        (e)   No.
                        (f)   New York.

            The general partner of Nash Family Partnership, L.P. is Joshua Nash, as to whom information is set forth in paragraph 3 of this Appendix A.



                          Page 9 of 10 Pages

                                SIGNATURE
                                ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.


Dated:  November 30, 1998


                                    Odyssey Partners, L.P.

                                    By: /s/ Jack Nash
                                        -------------------------
                                        Jack Nash
                                        General Partner



















                          Page 10 of 10 Pages